UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Independent Directors

Mr. Lun Liu, an independent director of Happiness Development Group Limited (the “Company”), chairman of the nominating & corporate governance committee of the board of directors of the Company (the “Board”), member of the audit committee and compensation committee of the Board, notified the Company of his resignation as a director for personal reasons, effective December 15, 2022. Mr. Liu’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on December 15, 2022, the board of directors of the Company appointed Mr. Alex Lightman as an independent director of the Board, the chairman of the nominating & corporate governance committee of the Board, a member of the audit committee and compensation committee of the Board to fill the vacancies created by Mr. Liu’s resignation. The biographical information of Mr. Lightman is set forth below.

Mr. Alex Lightman, age 61, is an award winning writer, entrepreneur, board member, inventor, and advisor to governments, corporations, and NGOs. Mr. Lightman was the recipient of the first Economist magazine Reader’s Award for “the innovation that will most radically change the world in the 2010s” on behalf of 4G wireless broadband. From August 2021 to March 2022, Mr. Lightman served as a director of the board of Tingo, Inc. (OTC Markets: TMNA). Mr. Lightman is the founder of Keemoji Inc. and served as chief executive officer of Keemoji Inc. from 2017 to 2022. Mr. Lightman earned his bachelor’s degree in enterprise engineering from the Massachusetts Institute of Technology in 1982 and attended Harvard University with a major in business management from 1982 to 1983.

Mr. Lightman does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Lightman also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Exhibit No.	Description

99.1	Director Offer Letter, dated December 15, 2022, by and between Alex Lightman and Happiness Development Group Limited

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: December 16, 2022	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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